

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2025

Wes Cummins
Chief Executive Officer
Applied Digital Corporation
3811 Turtle Creek Blvd.
Suite 2100
Dallas, TX 75219

> **Re: Applied Digital Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2024**
> **Form 10-Q for the Period Ended November 30, 2024**
> **File No. 001-31968**

Dear Wes Cummins:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Commentary on Results of Operations for the fiscal year ended May 31, 2024, page 55

1.   Please revise to explain, in sufficient detail, the reasons driving changes in your financial statement line items. Your revised disclosures should also address relevant segment information as necessary to understand the business as a whole. For example, you disclose two reasons for the $109.8 million increase in consolidated revenues during the year ended May 31, 2024 compared to the previous year. However, you do not quantify the extent to which each factor contributed to the overall change. Additionally, you attributed a portion of the change to increased capacity but did not quantify the extent to which capacity increased between periods and specific reasons for that change. Refer to Item 303(a) and (b) of Regulation S-K.

Audited Financial Statements
2. Basis of Presentation and Significant Accounting Policies
Recent Accounting Pronouncements, page 75

2.   We note your discussion about ASU 2023-07, *Segment Reporting ("Topic 280"): Improvements to Reportable Segment Disclosure*. Please confirm that, based upon your fiscal year-end, the ASU is effective for the fiscal year that began June 1, 2024 and for interim periods in the fiscal year beginning June 1, 2025.

Form 10-Q for the Period Ended November 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Sources of Liquidity, page 43

3.   Please revise to provide a more fulsome discussion of material cash requirements from known contractual obligations, including lease obligations, purchase obligations, minimum debt payments, and other liabilities reflected on your balance sheet. Your discussion should also address any material commitments or obligations that are reasonably likely to have a material current or future effect on your financial condition, results of operations, liquidity, or capital resources. Refer to Item 303(c) of Regulation S-K.

4.   As a related matter, please revise to explain how you determined that you had the ability to generate and obtain sufficient amounts of cash to meet your requirements and plans both in the short and long term. We note your disclosure on page 9 that you believe substantial doubt to continue as a going concern has been alleviated by your January 2025 Unit Purchase Agreement with Macquarie Asset Management. However, on page 27, you indicate that closing for this agreement is conditioned upon several items, including the execution of a lease with a hyperscaler. Please revise to clarify when closing of this agreement is expected to take place and how your ability to continue as a going concern will be impacted if you are unable to meet the closing conditions for this agreement.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology